Exhibit 23.3

Date: April 16, 2021

Xponential Fitness

17877 Von Karman Ave.

Irvine, CA 92614

Dear Sirs or Madams:

We, Frost & Sullivan of 3211 Scott Blvd, #203, Santa Clara, California, 95054, hereby consent to the filing with the Securities and Exchange Commission of a Registration Statement on the S-1, and any amendments thereto, of Xponential Fitness, and any related prospectuses of (i) our name and all references thereto, (ii) all references to our preparation of an independent overview of the “Total Addressable Market (TAM) Assessment on the US Boutique Fitness Market” (the “Industry Report”), and (iii) the statement(s) set out in the Schedule hereto. We also hereby consent to the filing of this letter as an exhibit to the S-1.

We further consent to the reference to our firm, under the caption “Market and Industry Data” and “Our Industry” in the S-1, as acting in the capacity of an expert in relation to the preparation of the Industry Report and the matters discussed therein.

Regards,

/s/ Debbie Wong

Name: Debbie Wong

Designation: Vice President

For and on behalf of

Frost & Sullivan

SCHEDULE

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We commissioned Frost & Sullivan to conduct an independent analysis to assess the total addressable market on the U.S. boutique fitness market. The estimates provided by Frost & Sullivan include the impact of the Covid-19 pandemic.

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According to this analysis, the total market opportunity was $21.1 billion in 2019 and is expected to recover to $22.2 billion by 2022. The industry is expected to grow at a 24.5% CAGR, from $8.8 billion in 2020 to $26.2 billion by 2025.

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